--------       UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 FORM 4                    Washington, D.C.  20549
--------
                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


          Filed pursuant to Section 16(a) of the Securities Exchange
               Act of 1934, Section 17(a) of the Public Utility
               Holding Company Act of 1935 or Section 30(f) of
                      the Investment Company Act of 1940


                                                          OMB APPROVAL
[_] Check this box if no longer                   ---------------------------
    subject to Section 16. Form 4                 OMB Number:       3235-0287
    or Form 5 obligations may                     Expires: September 30, 1998
    continue.  See Instruction 1(b).              Estimated average burden
    (Print or Type Responses)                     hours per response......0.5

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1. Name and Address of Reporting    2. Issuer Name and Ticker or Trading Symbol              6. Relationship of Reporting Person(s)
   Person*                                                                                       to Issuer
                                                                                                      (Check all applicable)

   Mitchell D. Clarfield                       The WMF Group, Ltd. (WMFG)                    ___ Director       ___ 10% Owner
                                                                                             _X_ Officer (give  ___ Other (specify
                                                                                                 title below)       below)
                                                                                                   Executive Vice President
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 (Last)       (First)   (Middle)    3. IRS or Social Security   4. Statement for Month/Year
                                       Number of Reporting
11755 Wilshire Boulevard,              Person (Voluntary)          April, 1999
19th Floor
-----------------------------------                             -------------------------------------------------------------------
             (Street)                                           5. If Amendment, Date of     7. Individual or Joint/Group Filing
                                                                   Original (Month/Year)        (Check Applicable Line)

                                                                                                _X_ Form filed by One
                                                                                                    Reporting Person
                                                                                                ___ Form filed by More than One
Los Angeles,  CA     90025                                                                          Reporting Person
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 (City)       (State)   (Zip)               Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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

1. Title of Security                2. Trans-    3. Trans-      4. Securities    5. Amount of        6. Ownership    7. Nature of
   (Instr. 3)                          action       action         Acquired (A)     Securities          Form:           Indirect
                                       Date         Code           or Disposed      Beneficially        Direct (D)      Beneficial
                                                    (Instr. 8)     of (D)           Owned at            or Indirect     Owner-
                                      (Month/                      (Instr. 3,       End of Month        (I)             ship
                                       Day/                         4 and 5)
                                       Year)                                       (Instr. 3 and 4)    (Instr. 4)      (Instr. 4)
                                              ----------------------------------
                                              Code  V  Amount  (A) or (D)  Price
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Common Stock, $0.01 par value         3/8/99  M(1)  V  105,536     A       $5.00                            D
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Common Stock, $0.01 par value         4/6/99    A   V   21,109     A        (2)                             D
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Common Stock, $0.01 par value        4/12/99    S        4,500     A       $8.00       234,345(3)           I             (4)
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

Reminder:  Report on a separate line for each class of
securities beneficially owned directly or indirectly.                    (Over)
* If the form is filed by more than one reporting person,
  see Instruction 4(b)(v).                                      SEC 1474 (7-96)

FORM 4 (continued)                                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                              (e.g., puts, calls, warrants, options, convertible securities)
--------------------- --------------- -------------- --------------- -------------------- ------------------- --------------------
1. Title of           2.Conversion    3.Transaction  4.Transaction   5. Number of         6. Date             7. Title and
   Derivative            or              Date           Code            Derivative           Exercisable         Amount of
   Security              Exercise                                       Securities           and Expiration      Underlying
   (Instr. 3)            Price of        (Month/        (Instr. 8)      Acquired (A) or      Date (Month/        Securities
                         Derivative      Day/                           Disposed of (D)      Day/Year)
                         Security        Year)                                                                   (Instr. 3 and 4)
                                                                        (Instr. 3, 4,
                                                                        and 5)                                       Amount
                                                                                                                       or
                                                                                             Date    Expir-          Number
                                                                                             Exer-   ation             of
                                                                                             cisable Date     Title  Shares

                                                       Code     V       (A)       (D)

Rights to Purchase        $5.00          3/8/99         X       V               105,536    2/5/99    3/8/99   Common    105,536
Common Stock                                                                                                  Stock,
                                                                                                              par
                                                                                                              value
                                                                                                              $.01
                                                                                                              per
                                                                                                              share
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

----------    ---------------  -------------    --------------
8.Price        9.Number of     10.Ownership     11.Nature of
   of            Derivative       Form of          Indirect
   Derivative    Securities       Deriva-          Beneficial
   Security      Beneficially     tive             Ownership
                 Owned at         Security;        (Instr. 4)
   (Instr.       End of           Direct
   5)            Month            (D) or
                                  Indirect
                 (Instr. 4)       (I)

                               (Instr. 4)
   (1)           0              D



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

Explanation of Responses:
**Intentional misstatements or omissions of facts constitute Federal Criminal       /s/  Mitchell D. Clarfield       May 7, 1999
  Violations.                                                                       ----------------------------     -----------
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                       **Signature of Reporting Person  Date
                                                                                    Mitchell D. Clarfield
Note:  File three copies of this Form, one of which must be manually signed.
       If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in
this form are not required to respond unless the form displays a currently valid OMB Number.                             Page 2 of 3
                                                                                                                     SEC 1474 (7-96)


--------------------------------------------------------------------------------------------------------------------
  Name and Address of Reporting Person      Issuer Name and Ticker or Trading Symbol      Statement for Month/Year

  Mitchell D. Clarfield                           The WMF Group, Ltd. (WMFG)                     April, 1999
  11755 Wilshire Boulevard, 19th Floor
  Los Angeles, CA  90025
--------------------------------------------------------------------------------------------------------------------

1. Shares acquired upon the exercise of 105,536 rights received by Mr. Clarfield during the Company's rights offering to its shareholders. During the rights offering, each of the Company's shareholders received 1.072 transferable rights for each share of common stock owned on February 1, 1999. Each right entitled its holder to purchase one share of the Company's common stock for $5.00.

2. On April 6, 1999, one of the Company's subsidiaries exercised an option to purchase substantially all of the assets of Carbon Capital Management, in which Mr. Clarfield owns a 48 percent interest. Mr. Clarfield received 21,109 shares of WMF common stock as partial consideration for this transaction.

3. Includes (A) 64,500 shares of common stock beneficially owned by Carbon Mesa Advisors, Inc., which is wholly owned by Mr. Clarfield and his spouse, (B) 144,845 shares of unrestricted common stock directly owned by Mr. Clarfield and
(B) 25,000 shares of restricted stock directly owned by Mr. Clarfield.

4. On April 6, 1999, Carbon Mesa Advisors, Inc., which is wholly owned by Mr. Clarfield and his spouse, completed the sale of 4,500 shares of common stock.